

Mail Stop 3030

December 23, 2009

Via Facsimile and U.S. Mail

Mr. Satish Rishi
Chief Financial Officer
Rambus, Inc.
4440 El Camino Real
Los Altos, California 94022

> **Re: Rambus, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 000-22339**

Dear Mr. Rishi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis…, page 29

Business Overview, page 29

1.   We note your disclosure here and in other locations in your annual report that your chip interface technologies are covered by more than 735 U.S. and foreign patents and that you have approximately 500 patent applications pending. In your future filings, please clarify whether some of these patents and pending patent applications derive from a common parent patent application or are foreign counterpart patent applications and relate to similar or identical technological claims. Your disclosure in future filings should make it clearer how many different technological claims that you have that are protected by patents or that are pending patent approval.

2.   We note that your revenues have declined in each of the past three fiscal years, and for the nine months ended September 30, 2009 as compared to the prior period. We also note your continuing net losses, increasing amounts of indebtedness and that over the past 3 years through the nine months ended September 30, 2009 you have gone from generating cash from operating activities to using cash in operating activities. In your future filings, as applicable, please expand the "Overview" section of Management's Discussion and Analysis to identify the most important themes or other significant matters with which management is primarily concerned and provide a discussion of current material business challenges, opportunities and risks on which management is most focused, and the actions they are taking in response to them. Specifically, you should provide your investors with a significantly enhanced understanding of why your revenues are declining, why your marketing, general and administrative expenses are going up in each period in the aggregate and as a percentage of total revenues, why you are unable to generate cash flows from operating activities and what management is doing to counteract these trends. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and purpose of an executive summary. Please note that this comment applies to your quarterly reports as well.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3641, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments.   In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Lynn Dicker
Reviewing Accountant